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May 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Emily Rowland

Re:	Angel Oak Financial Strategies Income Term Trust (the “Fund”) (File No. 333-264318) – Information Statement/Prospectus Filing

Dear Ms. Rowland:

This letter responds to comments you conveyed via telephone on May 23, 2022, to me in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the preliminary information statement and prospectus and related materials on Form N-14 (the “Information Statement/Prospectus”) that was filed by the Fund on April 15, 2022, and the response to the SEC staff’s comments received on May 10, 2022. Capitalized terms not defined herein have the definitions provided to them in the Information Statement/Prospectus.

1.

Comment: In connection with the responses to Comments 29, 32 and 35 provided on May 10, 2022, it is the SEC staff’s position that the Adviser may not recoup waived fees and expenses of the Acquired Fund after the Reorganization. Please confirm that the Adviser will not recoup waived fees and expenses of the Acquired Fund after the Reorganization and revise the disclosure accordingly.

Response: Although the Adviser believes it has the ability to recoup previously waived fees and expenses of the Acquired Fund under the terms of the Expense Limitation Agreement and Agreement and Plan of Reorganization, the Fund confirms that the Adviser has agreed that it will not recoup waived fees and expenses of the Acquired Fund after the Reorganization and has revised the disclosure accordingly.

2.	Comment: In connection with the response to Comment 1 provided on May 10, 2022, please disclose that the Reorganization will be accounted for as an asset acquisition for purposes of ASC 805-50.

Response: The Fund has added the following to the sections “Questions and Answers—How will the Reorganization be Effected?” and “Information About the Reorganization”:

The Reorganization will be accounted for under the asset acquisition method of accounting under ASC 805-50. Under ASC 805-50-25-2, the entity that receives the net assets initially recognizes the assets and liabilities transferred at the date of transfer (i.e., the fair value of the assets acquired). Under ASC 805-50-30-3, the cost of a group of assets acquired in an asset acquisition is allocated to individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill. There is no anticipated day one gain or loss. Any direct transaction costs associated with the transfer of the assets will be capitalized as a component of the costs of the assets acquired allocated on relative fair value basis.

3.

Comment: In connection with the response to Comment 4 provided on May 10, 2022, please update the following proposed disclosure to refer to the Acquiring Fund’s Termination Date rather than the Combined Fund’s Termination Date.

If the Reorganization is consummated but shareholders of the Acquiring Fund do not approve the amendment of the Acquiring Fund’s Declaration of Trust to extend the Termination Date of the Acquiring Fund, Acquired Fund shareholders will be subject to the Combined Fund’s Termination Date, which is shorter than the Acquired Fund’s Termination Date.

Response: The Fund has revised the disclosure as follows (new language underlined, deleted language struck through):

If the Reorganization is consummated but shareholders of the Acquiring Fund do not approve the amendment of the Acquiring Fund’s Declaration of Trust to extend the Termination Date of the Acquiring Fund, Acquired Fund shareholders will be subject to the ~~Combined~~ Acquiring Fund’s Termination Date, which is shorter than the Acquired Fund’s Termination Date.

4.

Comment: In connection with the response to Comment 5 provided on May 10, 2022, please clarify that the Funds’ advisory fees are based on managed assets and, as a result, the advisory fees as a percentage of net assets may differ due to the amount of borrowings.

Response: The Fund has revised the disclosure as follows (new language underlined, deleted language struck through):

The contractual advisory fee of the Acquired Fund is, and the Combined Fund would be, 1.35% of the Fund’s Managed Assets. Managed Assets are the average daily net assets, plus the amount of any borrowings for investment purposes ~~(“Managed Assets”)~~. As a result, the advisory fee, as a percentage of net assets, can differ due to the amount of borrowings. The management fees for the Acquired Fund, Acquiring Fund and pro forma for the Combined Fund will vary based on the extent to which the Fund borrows for investment purposes.

5.	Comment: In connection with the response to Comment 15 provided on May 10, 2022, please list the principal risk factors of the Funds in the section entitled “Synopsis.”

Response: The Fund has added the following:

Both Funds are subject to the following principal risks: general market risk; management risk; market discount risk; limited term risk; banks and diversified financials concentration risk; BDC risk; closed-end fund risk; REIT risk; credit risk; equity risk; extension risk; fixed-income instruments risk, floating or variable rate securities risk, high yield securities risk, illiquid securities risk; convertible securities risk; senior debt, subordinated debt and preferred securities of banks and diversified financial companies risk; structured products risk; derivatives risk; interest rate risk; LIBOR risk; leverage risk; conflicts of interest risk; distributions risk; trust preferred securities risk; prepayment risk; international securities risk; unrated securities risk; large investors risk; limited investment opportunities risk; limited operating history risk; maturity and duration risk; liquidity and valuation risk; portfolio turnover risk; rating agencies risk; regulatory and legal risk; repurchase agreement risk; reverse repurchase agreement risk; risk relating to the Fund’s RIC status; uncertain tax treatment risk; and U.S. government securities risk. Both Funds are also subject to cybersecurity risk; other investment companies risk; and management of similar funds risk.

6.	Comment: In connection with the response to Comment 27 provided on May 10, 2022, please delete the following proposed disclosure:

However, the Acquiring Fund could operate as a non-diversified management investment company before May 31, 2022.

Response: The Fund has deleted the sentence accordingly.

7.

Comment: In connection with the response to Comment 40 provided on May 10, 2022, please supplementally confirm that the Acquiring Fund has no current intention to issue preferred shares within next 12 months and delete the proposed disclosure.

Response: The Acquiring Fund confirms that it does not currently intend to issue preferred shares in the next 12 months and has deleted the proposed disclosure.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen